SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Niu Technologies

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

65481N 100**

(CUSIP Number)

Glenn Solomon

3000 Sand Hill Road Building 4, Suite 230

Menlo Park, California 94025

United States of America

(650) 475-2150

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 19, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 65481N 100 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Stock Market under the symbol “NIU.” Each ADS represents two Class A Ordinary Shares of the Issuer. No CUSIP number has been assigned to the Class A Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65481N 100	13D	Page 2

1.	Name of Reporting Persons GGV Capital V L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,822,388 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,822,388 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,822,388 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.7% of Class A ordinary shares (3.2% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) PN

(1)

This Schedule is filed by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P., GGV Capital V L.L.C., GGV Capital Select L.P., GGV Capital Select L.L.C., Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 4,822,388 Class A ordinary shares held by GGV Capital V L.P, including shares represented by American Depositary Shares (“ADSs”). Each ADS represents two Class A ordinary shares. GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P. GGV Capital V L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons is based on a total of 149,493,048 ordinary shares (being the sum of 130,251,028 Class A ordinary shares and 19,242,020 Class B ordinary shares) of the Issuer outstanding as of March 31, 2020. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 130,251,028 Class A ordinary shares outstanding as of March 31, 2020. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 3

1.	Name of Reporting Persons GGV Capital V Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 178,419 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 178,419 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 178,419 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.1% of Class A ordinary shares (0.1% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 178,419 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P., including shares represented by ADSs. GGV Capital V L.L.C. serves as the General Partner of GGV Capital V Entrepreneurs Fund L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V Entrepreneurs Fund L.P. GGV Capital V L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V Entrepreneurs Fund L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons is based on a total of 149,493,048 ordinary shares (being the sum of 130,251,028 Class A ordinary shares and 19,242,020 Class B ordinary shares) of the Issuer outstanding as of March 31, 2020. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 130,251,028 Class A ordinary shares outstanding as of March 31, 2020. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 4

1.	Name of Reporting Persons GGV Capital Select L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,237,068 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,237,068 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,237,068 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.3% of Class A ordinary shares (2.8% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 4,237,068 Class A ordinary shares held by GGV Capital Select L.P., including shares represented by ADSs. GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. GGV Capital Select L.L.C. owns no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons is based on a total of 149,493,048 ordinary shares (being the sum of 130,251,028 Class A ordinary shares and 19,242,020 Class B ordinary shares) of the Issuer outstanding as of March 31, 2020. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 130,251,028 Class A ordinary shares outstanding as of March 31, 2020. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 5

1.	Name of Reporting Persons GGV Capital V L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,000,807 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,000,807 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,807 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.8% of Class A ordinary shares (3.3% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 4,822,388 Class A ordinary shares held by GGV Capital V L.P. and (ii) 178,419 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P., in each case including shares represented by ADSs, GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital V L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons is based on a total of 149,493,048 ordinary shares (being the sum of 130,251,028 Class A ordinary shares and 19,242,020 Class B ordinary shares) of the Issuer outstanding as of March 31, 2020. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 130,251,028 Class A ordinary shares outstanding as of March 31, 2020. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 6

1.	Name of Reporting Persons GGV Capital Select L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,237,068 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,237,068 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,237,068 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.3% of Class A ordinary shares (2.8% of ordinary shares) (3)(4)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 4,237,068 Class A ordinary shares held by GGV Capital Select L.P., including shares represented by ADSs. GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital V L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons is based on a total of 149,493,048 ordinary shares (being the sum of 130,251,028 Class A ordinary shares and 19,242,020 Class B ordinary shares) of the Issuer outstanding as of March 31, 2020. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 130,251,028 Class A ordinary shares outstanding as of March 31, 2020. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 7

1.	Name of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 9,237,875 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 9,237,875 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,237,875 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.1% of Class A ordinary shares (6.2% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 4,822,388 Class A ordinary shares held by GGV Capital V L.P., (ii) 178,419 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P., (iii) 4,237,068 Class A ordinary shares held by GGV Capital Select L.P., in each case including shares represented by ADSs. GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital V L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons is based on a total of 149,493,048 ordinary shares (being the sum of 130,251,028 Class A ordinary shares and 19,242,020 Class B ordinary shares) of the Issuer outstanding as of March 31, 2020. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 130,251,028 Class A ordinary shares outstanding as of March 31, 2020. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 8

1.	Name of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 9,237,875 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 9,237,875 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,237,875 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.1% of Class A ordinary shares (6.2% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 4,822,388 Class A ordinary shares held by GGV Capital V L.P., (ii) 178,419 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P., (iii) 4,237,068 Class A ordinary shares held by GGV Capital Select L.P., in each case including shares represented by ADSs. GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital V L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons is based on a total of 149,493,048 ordinary shares (being the sum of 130,251,028 Class A ordinary shares and 19,242,020 Class B ordinary shares) of the Issuer outstanding as of March 31, 2020. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 130,251,028 Class A ordinary shares outstanding as of March 31, 2020. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 9

1.	Name of Reporting Persons Jeffrey Gordon Richards
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 9,237,875 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 9,237,875 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,237,875 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.1% of Class A ordinary shares (6.2% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 4,822,388 Class A ordinary shares held by GGV Capital V L.P., (ii) 178,419 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P., (iii) 4,237,068 Class A ordinary shares held by GGV Capital Select L.P., in each case including shares represented by ADSs. GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital V L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons is based on a total of 149,493,048 ordinary shares (being the sum of 130,251,028 Class A ordinary shares and 19,242,020 Class B ordinary shares) of the Issuer outstanding as of March 31, 2020. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 130,251,028 Class A ordinary shares outstanding as of March 31, 2020. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 10

1.	Name of Reporting Persons Hans Tung
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 9,237,875 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 9,237,875 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,237,875 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.1% of Class A ordinary shares (6.2% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 4,822,388 Class A ordinary shares held by GGV Capital V L.P., (ii) 178,419 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P., (iii) 4,237,068 Class A ordinary shares held by GGV Capital Select L.P., in each case including shares represented by ADSs. GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital V L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons is based on a total of 149,493,048 ordinary shares (being the sum of 130,251,028 Class A ordinary shares and 19,242,020 Class B ordinary shares) of the Issuer outstanding as of March 31, 2020. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 130,251,028 Class A ordinary shares outstanding as of March 31, 2020. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 65481N 100	13D	Page 11

1.	Name of Reporting Persons Jenny Hong Wei Lee
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 9,237,875 ordinary shares (2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 9,237,875 ordinary shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,237,875 ordinary shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.1% of Class A ordinary shares (6.2% of ordinary shares) (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of (i) 4,822,388 Class A ordinary shares held by GGV Capital V L.P., (ii) 178,419 Class A ordinary shares held by GGV Capital V Entrepreneurs Fund L.P., (iii) 4,237,068 Class A ordinary shares held by GGV Capital Select L.P., in each case including shares represented by ADSs. GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital V L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons is based on a total of 149,493,048 ordinary shares (being the sum of 130,251,028 Class A ordinary shares and 19,242,020 Class B ordinary shares) of the Issuer outstanding as of March 31, 2020. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 130,251,028 Class A ordinary shares outstanding as of March 31, 2020. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Introductory Note: This Amendment No. 5 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2019; as amended on June 29, 2020; and as further amended on July 10, 2020, October 5, 2020 and October 19, 2020 (the “Original Schedule 13D”), is being filed on behalf of GGV Capital V L.P., a limited partnership organized under the laws of the State of Delaware, GGV Capital V Entrepreneurs Fund L.P., a limited partnership organized under the laws of the State of Delaware, GGV Capital V L.L.C., a limited liability company organized under the laws of the State of Delaware, GGV Capital Select L.P., a limited partnership organized under the laws of the State of Delaware, and GGV Capital Select L.L.C., a limited liability company organized under the laws of the State of Delaware (collectively, the “GGV Entities”), Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee (collectively with the GGV Entities, the “Reporting Persons”) in respect of the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”) of Niu Technologies (the “Issuer”). This Amendment is being filed by the Reporting Persons to report open market sales of ADSs representing Class A Ordinary Shares between October 14, 2020 and October 19, 2020. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

Between October 14, 2020 and October 19, 2020, the Reporting Persons sold an aggregate of 880,239 ADSs, representing an aggregate of 1,760,478 Class A Ordinary Shares, in open market transactions as set forth on Exhibit A to this Schedule 13D.

Item 5 (a) and (b). Interest in Securities of the Issuer.

Item 5(a) and (b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The following information with respect to the ownership of Class A Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of October 19, 2020:

Reporting Persons	Shares Held Directly (1)	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class A Ordinary Shares (3, 4)
GGV V	4,822,388	4,822,388	4,822,388	4,822,388	3.7% of Class A ordinary shares (3.2% of ordinary shares)
GGV V Entrepreneurs	178,419	178,419	178,419	178,419	0.1% of Class A ordinary shares (0.1% of ordinary shares)
GGV V LLC (2)	0	5,000,807	5,000,807	5,000,807	3.8% of Class A ordinary shares (3.3% of ordinary shares)
GGV Select	4,237,068	4,237,068	4,237,068	4,237,068	3.3% of Class A ordinary shares (2.8% of ordinary shares)
GGV Select LLC (2)	0	4,237,068	4,237,068	4,237,068	3.3% of Class A ordinary shares (2.8% of ordinary shares)
Jixun Foo (2)	0	9,237,875	9,237,875	9,237,875	7.1% of Class A ordinary shares (6.2% of ordinary shares)
Glenn Solomon (2)	0	9,237,875	9,237,875	9,237,875	7.1% of Class A ordinary shares (6.2% of ordinary shares)
Jeffrey Gordon Richards (2)	0	9,237,875	9,237,875	9,237,875	7.1% of Class A ordinary shares (6.2% of ordinary shares)

Reporting Persons	Shares Held Directly (1)	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class A Ordinary Shares (3, 4)
Hans Tung (2)	0	9,237,875	9,237,875	9,237,875	7.1% of Class A ordinary shares (6.2% of ordinary shares)
Jenny Hong Wei Lee (2)	0	9,237,875	9,237,875	9,237,875	7.1% of Class A ordinary shares (6.2% of ordinary shares)

(1)	Represents the number of Class A Ordinary Shares (including shares represented by ADSs) held by the Reporting Persons.
(2)

GGV Capital V L.L.C. serves as the General Partner of GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital V L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital V L.P. and GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. GGV Capital V L.L.C. and GGV Capital Select L.L.C. own no securities of the Issuer directly. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee are Managing Directors of GGV Capital V L.L.C. and GGV Capital Select L.L.C. As such, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee possess power to direct the voting and disposition of the shares owned by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P. and GGV Capital Select L.P. Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee own no securities of the Issuer directly.

(3)	The percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons is based on 130,251,028 Class A ordinary shares outstanding as of March 31, 2020.
(4)

The percentage of ordinary shares beneficially owned by each of the Reporting Persons is based on a total of 149,493,048 ordinary shares (being the sum of 130,251,028 Class A ordinary shares and 19,242,020 Class B ordinary shares) of the Issuer outstanding as of March 31, 2020. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 5(c):

Item 5(c). Set forth on Exhibit A to this Schedule 13D is a list of transactions in the Class A Ordinary Shares effected by the Reporting Persons in the past sixty days. These transactions were all effected in the open market through a broker. Except for the foregoing, no other transactions in the Class A Ordinary Shares were effected by the Reporting Persons since October 13, 2020, the date as of which beneficial ownership information was presented in the most recent amendment to this Schedule 13D.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit A – Schedule of Transactions.